

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Justin Davis-Rice
Executive Chairman
Naked Brand Group Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

>   **Re: Naked Brand Group Limited**
>   **Registration Statement on Form F-1**
>   **Filed April 5, 2019**
>   **File No. 333-230757**

Dear Mr. Davis-Rice:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining